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02021159

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Washington, D.C. 20549

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SEC MAIL RECEIVED MAY 15 2002 WASH. D.C. 155 SECTION

SEC FILE NUMBER
8- 5676

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

PALMER, POLLACCHI & CO., INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

15 GREEN NEEDLES ROAD
(No. and Street)

LITTLETON (City) MA (State) 01460 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JAMES J. GARRITY, CPA 781-769-5522
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GARRITY, JAMES J.
(Name — *if individual, state last, first, middle name*)

733 NEPONSET STREET (Address) NORWOOD (City) MA (State) 02062 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 26 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

PS 6/02

SEC 1410 (2-89)

OATH OR AFFIRMATION

I, LIONEL R. POLLACCHI, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PALMER, POLLACCHI & CO., INC., as of DECEMBER, ~~19~~2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Lionel R. Pollacchi
Signature

PRESIDENT
Title

Migdalia Howard
Notary Public

MIGDALIA HOWARD
Notary Public, State of Florida
My comm. expires Jan. 13, 2006
No. DD 076760

This report** contains (check all applicable boxes):

- ☐ (a) Facing page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PALMER, POLLACCHI & CO., INC.

STATEMENTS

December 31, 2001 and 2000

STATEMENT RE: COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15C3-3

The Company is a broker-dealer in mutual fund transactions only who is exempt from this provision under rule 15c3-3(K)(1).

STATEMENT RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

The Company is a broker-dealer in mutual fund transactions only and does not maintain customer accounts or hold securities for customer accounts.

STATEMENT RE: RULE REQUIREMENT 17a-5(D)(4)

There are no material differences in the computation of net capital under Sec. 240.15C3-1 as shown in this report and as reflected on the most recent Focus part IIA filing.

STATEMENT RE: RULE REQUIREMENT 17a-5(D)

There were no material inadequacies found to exist in our examination of the financial statements of Palmer, Pollacchi & Co., Inc. at December 31, 2001 and 2000.

STATEMENT RE: RULE REQUIREMENT 17a-5(J)

There were no material inadequacies found to exist since the date of the previous audit.

NASD REGULATION
An NASD Company

April 15, 2002

Mr. Lionel Pollacchi, President
Palmer, Pollacchi & Co., Inc.
15 Green Needles Road
Littleton, MA 01460

Dear Mr. Pollacchi:

This acknowledges receipt of your December 31, 2001 annual filing of audited financial statements made pursuant to Securities and Exchange Commission (SEC) Rule 17a-5(d) (the Rule). The report as submitted appears deficient in that it did not contain the following:

1. A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit or if none existed, a statement so stating. (SEC Rule 17A-5(j).

Therefore, your submission cannot be considered to comply with the requirements of the Rule. The text of the Rule is reproduced in the *NASD Manual* under the section titled *SEC Rules & Regulation T*, and we suggest that you review it with your independent accountant.

Pursuant to the provisions of NASD Rule 8210, we request that you immediately send one copy of the items listed above to this office and to the SEC regional or district office, and two copies to the SEC Washington, D.C. office. Your submissions must include a new completed Part III Facing Page, a copy of which is enclosed for your convenience.

Please attend to this matter promptly. If you have any questions, please contact the undersigned at (617) 261-0800.

Sincerely,

R. Khakeo

Rassany Khakeo
Associate Examiner

RK:amm

Enclosure

cc: Ms. Lucy A. Corkery, Branch Chief, Broker/Dealer Section
Securities and Exchange Commission

Information Required of Brokers and Dealers Pursuant to Section 17 of the

NASD REGULATION
An NASD Company

April 15, 2002

Mr. Lionel Pollacchi, President
Palmer, Pollacchi & Co., Inc.
15 Green Needles Road
Littleton, MA 01460

Dear Mr. Pollacchi:

This acknowledges receipt of your December 31, 2001 annual filing of audited financial statements made pursuant to Securities and Exchange Commission (SEC) Rule 17a-5(d) (the Rule). The report as submitted appears deficient in that it did not contain the following:

1. A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit or if none existed, a statement so stating. (SEC Rule 17A-5(j).

Therefore, your submission cannot be considered to comply with the requirements of the Rule. The text of the Rule is reproduced in the *NASD Manual* under the section titled *SEC Rules & Regulation T*, and we suggest that you review it with your independent accountant.

Pursuant to the provisions of NASD Rule 8210, we request that you immediately send one copy of the items listed above to this office and to the SEC regional or district office, and two copies to the SEC Washington, D.C. office. Your submissions must include a new completed Part III Facing Page, a copy of which is enclosed for your convenience.

Please attend to this matter promptly. If you have any questions, please contact the undersigned at (617) 261-0800.

Sincerely,

R. Khakeo

Rassany Khakeo
Associate Examiner

RK:amm

Enclosure

cc: Ms. Lucy A. Corkery, Branch Chief, Broker/Dealer Section
Securities and Exchange Commission

Information Required of Brokers and Dealers Pursuant to Section 17 of the